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    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 31, 2002

                                                       FILE NO.: 811-21-21029
                                                       CIK: 1164757  -----------

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  ------------

                                      FORM
                                     N-8B-2


                REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
                     WHICH ARE CURRENTLY ISSUING SECURITIES


                         PURSUANT TO SECTION 8(b) OF THE
                         INVESTMENT COMPANY ACT OF 1940


                                  ------------

                     LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM
                             VARIABLE LIFE ACCOUNT Y
                         (NAME OF UNIT INVESTMENT TRUST)

                                  ------------


    Not the issuer of periodic payment plan Certificates.
--

X Issuer of periodic payment plan Certificates. (Only for purposes of -- information provided herein.)


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I.       ORGANIZATION AND GENERAL INFORMATION

         1.    (a)   Furnish name of the trust and the Internal Revenue Service
                     Employer Identification Number.

                         Lincoln Life & Annuity Flexible Premium Variable Life Account Y (hereinafter referred to as the "Separate Account"). The Separate Account is not a separate legal entity and therefore does not have an Employer Identification Number ("EIN") separate from that of its depositor, Lincoln Life & Annuity Company of New York.

               (b) Furnish title of each class or series of securities issued by the trust.

                         Flexible Premium Variable Life Insurance Policies ("Policies").

         2. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

                         Lincoln Life & Annuity Company of New York (hereinafter referred to as "LLANY," the "Company" and/or "Depositor"), 100 Madison Street, Suite 1860, Syracuse, New York 13202. Its EIN is 16-1505436.

         3. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

                        The Company acts as the Custodian of its assets of the Separate Account. The Separate Account has no trustee.

         4. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

                        American Funds Distributors ("AFD") 333 South Hope Street, Los Angeles, Calif. 90071 serves as the principal underwriter for the Separate Account. Its EIN is 95-2769620.

         5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

                        State of New York.

         6.    (a)  Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

                        The Separate Account was established under New York law, pursuant to a resolution of the Board of Directors of the Company dated July 24, 1996, and a Memorandum executed by the Chief Executive Officer ("CEO") on January 8, 2002. The resolution will continue in effect until terminated or amended by the CEO.

               (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

                         Not applicable.

         7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

                         The name has never been changed.

         8.    State the date on which the fiscal year of the trust ends.

                         December 31.

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         MATERIAL LITIGATION

         9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

                         Incorporated herein by reference to the Prospectuses filed concurrently herewith as part of Registration Statements on Form S-6 under the Securities Act of 1933 describing individual flexible premium variable life insurance policies (the "Prospectus"); specifically, the section titled "Legal Proceedings".

II.      GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST.

         GENERAL INFORMATION CONCERNING THE SECURITIES OF THE TRUST AND THE RIGHTS OF HOLDERS

         10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

               (a) Whether the securities are of the registered or bearer type.

                          Each class of the securities of the Separate Account is of the registered type insofar as the Policy is personal to the owner of the Policy (hereinafter referred to as "Policyowner") and records concerning the Policyowner are maintained by or on behalf of the Company.

               (b) Whether the securities are of the cumulative or distributive type.

                          The Policy is of the cumulative type providing for no direct distribution of income, dividends or capital gains. Rather, such amounts are reflected in the Policy value and death benefit of the Policy.

               (c) The rights of security holders with respect to withdrawal or redemption.

                           Incorporated herein by reference to the Prospectuses filed concurrently herewith as a part of Registration Statements on Form S-6 under the Securities Act of 1933 describing individual flexible premium variable life insurance policies (the "Prospectuses"); specifically, the sections titled "Policy Values; Policy Liquidity - Surrender Value;" and "Policy Liquidity-Partial Surrender;" "Other Policy Provisions-Riders."

               (d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

                           Incorporated herein by reference to the following sections of the Prospectuses filed concurrently herewith as part of Registration Statements on Form S-6: "Policy Values"; "Transfers and Allocation Among Accounts", "Policy Liquidity - Surrender Value", "Policy Liquidity - Partial Surrender."

               (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

                           Incorporated herein by reference to the following section of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6: " Buying Variable Life Insurance"; "Lapse and Reinstatement".

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              (f) The substance of the provisions of any indenture or
                  agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

                        Incorporated herein by reference to the following section of the Prospectuses filed concurrently herewith as part of Registration Statements on Form S-6: "LLANY, The Separate Account and the General Account"; "Funds-Voting Rights".

              (g) Whether security holders must be given notice of any change in:

                  (1) the composition of the assets of the trust.

                        Notice must be given of any such change.

                  (2) the terms and conditions of the securities issued by the trust.

                        Notice must be given of any such change.

                  (3) the provisions of any indenture or agreement of the trust.

                        There is no indenture or agreement of trust relating to the Separate Account.

                  (4) the identity of the depositor, trustee or custodian.

                        Notice is required of a change in the identity of the depositor. The depositor is also the custodian. The Separate Account has no trustee.

              (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

                  (1)  the composition of the assets of the trust.

                        Generally, consent of the Policyowners is not required when changing the underlying securities of the Separate Account. However, to change securities already held by the depositor for the benefit of Policyholders, of the Separate Account. However, to change securities, approval of the Securities and Exchange Commission is required by Section 26(c) of the 1940 Act.

                  (2) the terms and conditions of the securities issued by the trust.

                        Except as permitted or required by Federal or State law or regulation, no change in the terms and conditions of a policy can be made without consent of a Policyowner.

                  (3) the provisions of any indenture or agreement of the trust.

                        Not applicable. See response to Item 10(g)(3).

                  (4) the identity of the depositor, trustee or custodian.

                        No consent of Policyowners is necessary with respect to any change in the identity of the depositor or custodian, but a change in the depositor would be subject to review and approval by the Securities and Exchange Commission and by state insurance departments.

              (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

                        Incorporated herein by reference to the following sections of the Prospectuses filed concurrently herewith as part of a Registration Statement on Form S-6:
                        "Highlights"; "Death Benefits", "The Policy"; "Premium Features"; "Transfers and Allocation Among Accounts"; "Charges and Fees"; "Tax Issues".

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         INFORMATION CONCERNING THE SECURITIES UNDERLYING THE TRUST'S SECURITIES

         11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest. If the trust owns or will own any securities of its regular brokers or dealers as defined in Rule IOb-1 under the Act, or their parents, identify those brokers or dealers and state the value of the registrant's aggregate holding of the securities of each subject issuer as of the close of the registrant's most recent fiscal year.

                      Incorporated herein by reference to the following sections of the Prospectuses filed concurrently herewith as part of Registration Statements on Form S-6: "LLANY, the Separate Account and the General Account"; "Transfers and Allocation Among Accounts"; "Funds".

         12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

               (a)  Name of company.

                        Incorporated herein by reference to the following sections of the Prospectuses filed concurrently herewith as part of Registration Statements on Form S-6:
                        "Highlights-Initial Choices to be Made" and "Funds".

               (b)  Name and principal business address of depositor.

                        Not applicable.

               (c)  Name and principal business address of trustee or custodian.

                        Incorporated herein by reference to the following sections of the Prospectuses filed concurrently as part of Registration Statements on Form S-6: "Funds".

               (d) Name and principal business address of principal underwriter.

                        Incorporated herein by reference to the following sections of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6:
                        "Distribution of Policies".

               (e) The period during which the securities of such company have been the underlying securities.

                        Not applicable.

         INFORMATION CONCERNING LOADS, FEES, CHARGES AND EXPENSES

         13. (a) Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments,
                   (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject:

                   (A) the nature of such load, fee, expense, or charge;

                   (B) the amount thereof;

                   (C) the name of the person to whom such amounts are paid
                       and his relationship to the trust;

                   (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

              (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

              (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load and identify each class of individuals or transactions to which such plans apply.

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              (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian or principal underwriter.

              (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

              (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to
                  Item 13(a) or 13(d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

              (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

              Incorporated herein by reference to the following sections of the Prospectus filed concurrently herewith as part of Registration Statements on Form S-6: "Highlights"; "Charges and Fees" and "Right-to-Examine Period".

         INFORMATION CONCERNING THE OPERATIONS OF THE TRUST

         14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                      The Policies are sold by the Company. To purchase a Policy, a completed application must be sent to the Company at its servicing office. Acceptance is subject to the Company's underwriting rules and the Company may, at its sole discretion, reject any application or premium for any reason.

                      Under the current rules for its single-life Policies, the minimum Specified Amount of a Policy is $100,000. The Company generally will not issue a single-life Policy to insure persons older than age 80. Under the current rules for its two-life (survivorship) Policies, the minimum Specified Amount of a Policy is $250,000. The Company generally will not issue a survivorship Policy unless both Insureds are younger than age 85. The Company reserves the right to modify these rules in the future, at its sole discretion.

         15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                      Incorporated herein by reference to the following sections of Prospectuses filed concurrently herewith as part of Registration Statements on Form S-6: "Highlights"; "LLANY, the Separate Account and the General Account"; "Buying Variable Life Insurance"; "Premium Features"; "Transfer and Allocation Among Accounts"; "Right-to-Examine Period".

         16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                      Shares of the underlying securities, which are shares of open-end management investment companies registered under the Investment Company Act of 1940 or separate investment series thereof (each, a "Portfolio"), are sold to the Separate Account in connection with net premium payments allocated to the subaccount in accordance with a Policyowner's instructions. The Separate Account will redeem shares of a Portfolio to process transfers, policy loans or surrenders and generally to meet contract obligations or make adjustments in reserves. A Portfolio will sell and redeem its shares at net asset value which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

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        17. (a)  Describe the procedure with respect to withdrawal or redemption by security holders.

                      Incorporated herein by reference to the following sections of Prospectuses filed concurrently herewith as part of Registration Statements on Form S-6: "Policy Liquidity"; Right-to-Examine Period".

              (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

                      The Company is required by the terms of the Policy to honor surrender requests. The Portfolios, in turn, will redeem their shares upon the Company's request in accordance with the Investment Company Act of 1940.

              (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

                      Once a Policy is fully surrendered, it is canceled and may not be reissued.

         18. (a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

                      All distributions to the Separate Account will be reinvested in shares of the appropriate Portfolio. Such reinvestment will be automatic and at net asset value.

              (b) Describe the procedure, if any, with respect to the
                  reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

                      Not applicable.

              (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

                      The assets of the Separate Account which are allocable to the Policies constitute the reserves for benefits under the Policies. The Company's general assets are also available to satisfy its obligations under the Policies.

              (d) Submit a schedule showing the periodic and special
                  distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made describe the nature thereof, the account charged and the basis of determining the amount of such charge.

                      No distributions have been made.

          19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

                      The Company intends to administer the Separate Account and to perform administrative functions with regard to the Policies.

                      At least once each year a statement will be sent to the Policyowner which shows the current Policy Value, Death Benefit, Cash Surrender Value, Policy debt, partial surrenders, earnings, premiums paid and deductions made since the last annual statement. The Company will also include any information required by state law or regulation. In addition, the Company will send to the Policyowner the reports required by the 1940 Act.

                      Further, responding, the Registrant incorporates herein by reference the following sections of Prospectuses filed concurrently herewith as part of Registration Statements on Form S-6: "Reports to Owners".

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          20.   State the substance of the provisions of any indenture or
                agreement concerning the trust with respect to the following:

                (a)  Amendments to such indenture or agreement.

                         Not applicable.

                (b) The extension or termination of such indenture or agreement.

                         Not applicable.

                (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

                        The Company acts as custodian of the securities of the Separate Account. There are no provisions relating to the removal or resignation of the custodian or the failure of the custodian to perform its duties, obligations and functions.

                (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

                         Not applicable.

                (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

                         There are no provisions relating to the removal or resignation of the depositor or the failure of the depositor to perform its duties, obligations and functions.

                (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

                         There are no provisions relating to the appointment of a successor depositor and the procedure if a successor depositor is not appointed. See
                         Item 10(h)(4).

           21. (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

                         Incorporated herein by reference to the following sections of Prospectuses filed concurrently herewith as part of Registration Statements on Form S-6: "Policy Liquidity"; "Tax Issues".

                (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

                         Incorporated herein by reference to the following sections of Prospectuses filed concurrently herewith as part of Registration Statements on Form S-6: "Policy Liquidity", "Tax Issues".

                (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

                         Not applicable as no such loans have been made.

           22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

                         Not applicable.

           23. Describe any bonding arrangement for officers, directors, partners or employees of the Depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

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                         The directors, officers and employees of the Company
                         are covered under blanket fidelity bonds that provide coverage of up to $25,000,000 per occurrence and $50,000,000 in aggregate.

                         The directors, officers and employees of the Principal Underwriter are covered under blanket fidelity bonds that provide coverage of up to $25,000,000 per occurrence and $65,000,000 in the aggregate.

           24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

                         Incorporated herein by reference to the following sections of Prospectuses filed concurrently herewith as part of Registration Statements on Form S-6: "Death Benefits"; "Other Policy Provisions'; "Financial Statements".

III.      ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR.

          ORGANIZATION AND OPERATIONS OF DEPOSITOR

          25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

                         LLANY is a life insurance company chartered under New York law on June 6,1996, with principal offices located at 100 Madison Street, Suite 1860, Syracuse, New York 13202. LLANY is licensed to sell insurance policies and annuity contracts in New York. LLANY is wholly owned by The Lincoln National Life Insurance Company and, in turn, by Lincoln National Corporation ("LNC"), a publicly held Indiana insurance holding company incorporated in 1968.

          26. (a) Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith:

                         Not applicable.

               (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company:

                  (1) The nature of such fee or participation.

                  (2) The name of the person making payment.

                  (3) The nature of the services rendered in consideration for such fee or participation.

                  (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                           Incorporated herein by reference to the following sections of Prospectuses filed concurrently herewith as part of Registration Statements on Form S-6:
                           "Funds-Fund Participation Agreements".

           27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities herewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

                           The Depositor is principally engaged in offering individual life insurance policies and annuity contracts. The Depositor is licensed in New York.

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          OFFICIALS AND AFFILIATED PERSONS OF DEPOSITOR

          28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

                  i.       name and principal business address;

                  ii. nature of relationship or affiliation with depositor of the trust;

                  iii.     ownership of all securities of the depositor;

                  iv.      ownership of all securities of the trust;

                  v. other companies of which each of the persons named above is presently an officer, director, or a partner.

                  vi.
                     The depositor of the trust is:

                          Lincoln Life & Annuity Company of New York
                          100 Madison Street, Suite 1860
                          Syracuse, New York 13202

                     There are no natural persons directly or indirectly owning controlling or holding power to vote 5% of more of the outstanding voting securities of the depositor. The depositor is a wholly owned subsidiary of The Lincoln National Life Insurance Company and, in turn, Lincoln National Corporation.

                     The address for Lincoln Life & Annuity Company of New York is:

                         Lincoln Life & Annuity Company of New York
                         100 Madison Street, Suite 1860
                         Syracuse, New York 13202

                     The address for The Lincoln National Life Insurance Company is:

                           The Lincoln National Life Insurance Company
                           1300 South Clinton Street
                           Fort Wayne, IN 46801

                     The address for Lincoln National Corporation is:

                           Lincoln National Corporation
                           Centre Square, West Tower
                           1500 Market Street, Suite 3900
                           Philadelphia, PA 19102

         (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

                  Incorporated herein by reference to the following sections of Prospectuses filed concurrently herewith as part of Registration Statements on Form S-6: "Directors and Officers of LLANY".

         COMPANIES OWNING SECURITIES OF DEPOSITOR

         29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor:

              i.  Name and principal business address;

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              ii. Nature of business; and

              iii.Ownership of all securities of the depositor.

                           See Item 25.

         CONTROLLING PERSONS

         30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29, and 42 who directly or indirectly controls the depositor.

                           None.

         COMPENSATION OF OFFICERS AND DIRECTORS OF DEPOSITOR

         COMPENSATION OF OFFICERS OF DEPOSITOR

         31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

              (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration;

              (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries;

              (c) indirectly or through subsidiaries to each of the officers or partners of the depositor

                           Not applicable with respect to the Account. The Account has not commenced operations.

         COMPENSATION OF DIRECTORS

         32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

              (a) the aggregate direct remuneration to directors;

              (b) indirectly or through subsidiaries to directors.

                           Not applicable. [See Item 31].

         COMPENSATION TO EMPLOYEES

         33. (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statement filed herewith from the depositor and any of its subsidiaries.

              (b) Furnish the following information with respect to the
                  remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) Others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

                           Not applicable. [See Item 31].

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         COMPENSATION TO OTHER PERSONS

         34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

                           Not applicable. [See Item 31].

IV       DISTRIBUTION AND REDEMPTION OF SECURITIES

         DISTRIBUTION OF SECURITIES

         35. Furnish the names of the states in which sales of the trust's securities (A) are currently being made, (B) are presently proposed to be made, and (C) have been discontinued, indicating by appropriate letter the status with respect to each state.

                           Since the Account has not yet commenced operations, no sales are currently being made and none have been discontinued. It is presently proposed to sell the Policies wherever the Company is licensed to do business and where there is permissive legislation or regulation.

         36. If sales of the trust's securities have at anytime since January 1, 1936 been suspended for more than a month describe briefly the reasons for such suspension.

                           Not applicable.

         37. (a) Furnish the following information with respect to each instance where subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

              (1)  Name of officer, agency or body.

              (2)  Date of denial.

              (3)  Brief statement of reason given for denial.

                            Not applicable.

         (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

              (1)  Name of officer, agency or body.

              (2)  Date of revocation.

              (3)  Brief statement of reason given for revocation.

                            Not applicable

         38. (a) Furnish a general description of the method of distribution of securities of the trust.

                           The Policy will be sold by individuals who, in addition to being appointed as life insurance agents for LLANY, are also registered representatives of registered broker-dealers [who may be affiliated with AFD or LLANY] who maintain selling agreements with AFD and LLANY. AFD is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

              (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

                           Incorporated herein by reference to Exhibit (A)(3)(a) in the Registration Statement for each Prospectus filed concurrently herewith on Form S-6.

              (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof.

                         In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit (A)(1)(3)(c).

                         The Form of Specimen Selling Group Agreement is to be filed by amendment and will be deemed to be incorporated herein by reference to Exhibit (A)(3)(b) in the Registration Statement for each Prospectus filed on Form S-6.

                         Commission information will be filed by amendment and will be deemed to be incorporated herein by reference to Exhibit (A)(1)(3)(c) in the Registration Statement for each Prospectus filed on Form S-6.

         INFORMATION CONCERNING PRINCIPAL UNDERWRITER

         39. (a) State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

                           AFD is incorporated in California.

              (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

                  No Policies of the Separate Account are currently being distributed. The principal underwriter is a member of the National Association of Securities Dealers, Inc.

         40. (a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith:

                  i.   Name of principal underwriter;

                  ii.  Year;

                  iii. Total payments by security holders;

                  iv. Amounts received of (A) sales loads; (B) administrative fees; (E) management fees; (D) other fees; and (E) aggregate load, fees, etc.

                  Not applicable because no securities have been sold. The financial statements will be contained in a pre-effective amendment to Registration Statements on Form S-6 filed by the Registrant pursuant to the Securities Act of 1933. At that point, they will be deemed incorporated herein by this reference.

              (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

                  (1) The nature of such fee or participation.

                  (2) The name of the person making payment.

                  (3) The nature of the services rendered in consideration for such fee or participation.

                  (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                           Not applicable.

         41. (a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

                           AFD will principally engage in establishing selling groups for the Company and performing other related duties, but it will not directly sell Policies or contracts to individual buyers.
                           AFD is licensed as a Broker/Dealer with the National Association of Securities Dealers, Inc., and engages in similar activities for the Company and for other insurance companies. In addition, AFD engages in other activities in its capacity as a registered Broker/Dealer.

              (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

                           Not applicable. The sale of the Policies has not yet commenced, and, in any event, the Principal Underwriter will not be engaging in direct sale of the Policies.

              (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

                           Not applicable. [See 41(b)].

         42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter:

              i. Name and principal business address; and

              ii. Ownership of securities of the trust.

                           Not applicable. There are no Policies of the Separate Account currently being distributed.

         43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

                           Not applicable.

OFFERING PRICE OR ACQUISITION VALUATION OF SECURITIES OF THE TRUST

         44. (a) Furnish the following information with respect to the method of valuation used by the trust for purpose of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

                 (1) The source of quotations used to determine the value of portfolio securities.

                          Each underlying Portfolio authorized to sell its shares to the Separate Account does so through a Company Sub-Account. Shares of each Portfolio held in a Sub-Account are valued at the net asset value per share on the Valuation Date, based upon information supplied to the Company by the applicable underlying investment company. From that information the Company, in turn, applies its charges to determine the appropriate "unit value" for a unit of interest in each Sub-Account. The Valuation Date is determined by the days on which the New York Stock Exchange is open and trading is unrestricted.

                  (2) Whether opening, closing, bid, asked or any other price is used.

                           See response to Item 44(a)(1).

                  (3) Whether price is as of the day of sale or as of any other time.

                           See response to Item 16. If received before 4:00 p.m. Eastern time, the price will be determined as of 4:00 p.m. If received after 4:00 p.m., the next day's price will be used.

                  (4) A brief description of the methods used by registrant for determining other assets and liabilities I including accrual for expenses and taxes (including taxes on unrealized appreciation).

                           The Separate Account's assets and liabilities are valued in accordance with generally accepted accounting principles on an accrual basis. The Company does not anticipate any substantial federal tax liability at present and, therefore, has not created a provision for taxes, but reserves the right to do so in the future.

                  (5) Other items which registrant adds to the net asset value in computing offering price of its securities:

                           See response to Item 13.

                  (6) Whether adjustments are made for fractions:

                           (i) before adding distributor's compensation (load); and

                           (ii) after adding distributor's compensation (load).

                      Appropriate adjustments will be made for fractions in all computations.

              (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date. Such schedule shall be in substantially the following form:

                  1.       Value of portfolio securities

                  2.       Value of other assets

                  3.       Total (1 plus 2)

                  4.       Liabilities (include accrued expenses and taxes)

                  5.       Value of net assets (3 minus 4)

                  6.       Other charges

                     (a)   odd lot premiums

                     (b)   brokerage commissions

                     (c)   fees for administration

                     (d)   fees for custodian or trustee

                     (e)   fees for registrar or transfer agent

                     (f)   transfer taxes

                     (g)   reserves

                     (h)   others

                     (i)   total, 6(a) through 6(h), inclusive

                 7.    Adjusted value of net assets (5 plus 6(i))

                 8.    Number of units outstanding

                 9.    Net asset value per unit (four decimals)

                       (a) excluding other charges (5 divided by 8) (b)
                           including other charges (7 divided by 8)

               10.     Adjustment of 9(b) for fractions

               11.     Adjusted net asset value per unit

               12. Offering price (show four decimals) (If any sales load is charged, indicate amount, and apply percentage load to 11 or other applicable base, indicating base.)

               13.     Adjustment of 12 for fractions

               14.     Offering price

               15. Accumulated undistributed income per unit (if not included in 3 and 9)

               16.     Adjusted price (14 plus 15)

               17.     Effective load per unit

                      (a) In dollars (16 - [9(a) + 15])

                      (b) In percentage (17(a) of [9(a) + 15])

                      As of the filing date of this Form N-8B-2, the Policies have not been offered to the public.

              (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

                      The Company does not require a premium payment of a fixed amount at fixed intervals for a specified time period. A Policyowner may, subject to certain limitations, pay premiums at any frequency in any amount. Nonetheless, Policyowners will need to pay sufficient premiums to maintain adequate cash value to pay monthly charges, including the cost of insurance. The cost of insurance will vary, depending upon the insured's issue age, sex, and risk classification. In addition, there will be additional charges if optional insurance benefits are elected. Thus, for the Policy to remain in force, a Policyowner will need to take the cost of insurance, as well as other factors such as investment performance, into consideration in determining the amount and frequency of premium payments.

         45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

              (a) by whose action redemption rights were suspended.

              (b) the number of days' notice given to security holders prior to suspension of redemption rights.

              (c) reason for suspension.

              (d) period during which suspension was in effect. Not applicable.

         REDEMPTION VALUATION OF SECURITIES OF THE TRUST

         46. (a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

                 (1) The source of quotations used to determine the value of portfolio securities.

                         See response to Item 44(a)(1).

                 (2) Whether opening, closing, bid, asked or any other price is used.

                         See response to Item 44(a)(2).

                 (3) Whether price is as of the day of sale or as of any
                     other time.

                         See response to Item 44(a)(3).

                 (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

                           See response to Item 44(a)(4).

                 (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities:

                           See response to Item 13.

                 (6) Whether adjustments are made for fractions.

                           See response to Item 44(a)(6).

              (b)Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date. Such schedule shall be in substantially the following form:

                 1.   Value of portfolio securities

                 2.   Value of other assets

                 3.   Total (1 plus 2)

                 4.   Liabilities (include accrued expenses and taxes)

                 5.   Value of net assets (3 minus 4)

                 6.   Other charges

                      (a)   odd lot premiums

                      (b)   brokerage commissions

                      (c)   fees for administration

                      (d)   fees for custodian or trustee

                      (e)   fees for registrar or transfer agent

                      (f)   transfer taxes

                      (g)   reserves

                      (h)   others

                      (i)   total, 6(a) through 6(h), inclusive

                 7.   Adjusted value of net assets (5 minus 6(i))

                 8.   Number of units outstanding

               9.   Net asset value per unit (four decimals)

                    (a)   excluding other charges (5 divided by 8)

                    (b)   including other charges (7 divided by 8)

               10.  Adjustment of 9(b) for fractions

               11.  Adjusted net asset value per unit

               12.  Redemption charge

               13.  Adjusted redemption price

               14. Accumulated undistributed income per unit (if not included in 3 and 9)

               15.  Actual redemption price (13 plus 14)

               16.  Effective redemption fee per unit (a) in dollars ((9(a) +
                    14) - 15) (b) in percentage (16(a) of (9(a) + 14))

                     Not applicable. Policies have not yet been offered or sold.

         47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

                         Net premium payments allocated to each Subaccount of the Separate Account will be invested in shares of the corresponding Portfolio of the Fund at net asset value and the method of valuation of such underlying securities does not differ from that set forth in Items 44 and 46. The Company is the owner of the Portfolio shares held in the Separate Account. Portfolio shares are not available to the general public.

V        INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

         48. Furnish the following information as to each trustee or custodian of the trust.

              (a) Name and principal business address.

              (b) Form of organization.

              (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

              (d) Name of governmental supervising or examining authority.

                        The Company acts as custodian of the Separate Account's assets. The Company is regulated by the New York Insurance Department. See Items 2, 3 and 5.

         49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

                        Not applicable.

         50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

                        Under the laws of New York, the assets in the Separate Account attributable to the Policies are not chargeable with liabilities arising out of any other business which the Company may conduct. The assets of the Separate Account shall, however, be available to cover the liabilities of the General Account of the Company to the extent that the Separate Account's assets exceed its liabilities arising under the Policies supported by it.

VI.      INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

         51. Furnish the following information with respect to insurance of holders of securities:

              (a) The name and address of the insurance company.

                        The name and address of the Company are set forth in the response to Item 2.

              (b) The types of policies and whether individual or group
                  policies.

                        The Policies are flexible premium variable life insurance Policies that are issued on an individual or second-to-die basis. Under circumstances described in
                        Item 10(d), the Policies may be converted to fixed benefit Policies. Various fixed, optional insurance benefit riders to the Policies may also be offered.

              (c) The types of risks insured and excluded.

                        The Company assumes the risk that the deduction made for mortality risks will prove inadequate to cover actual mortality costs. The Company also assumes the risk that deductions for expenses may be inadequate.

              (d) The coverage of the policies.

                        The Minimum Specified Amount of an individual Policy is $100,000 or $250,000 for a second-to-die Policy. Death Benefit proceeds will be reduced by any outstanding indebtedness and any due and unpaid charges.

              (e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put.

                         The recipient of the benefits of the insurance undertakings described in Item 51(c) is either the designated primary beneficiary, any contingent beneficiaries, or the estate of the Policyowner as stated in the application for the Policy or as subsequently modified by the Policyowner. There is no limitation on the use of the proceeds.

              (f) The terms and manner of cancellation and of reinstatement.

                         The insurance undertakings described in Item 51(c) are integral parts of the Policy and may not be terminated while the Policy remains in force except in the case of lapse.

              (g) The method of determining the amount of premiums to be paid by holders of securities.

                         See response to Item 44(c).

              (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

                         Not applicable.

              (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

                         No other person other than the Company receives any part of the amounts deducted for assumption of mortality and expense risks.

              (j) The substance of any other material provisions of any
                  indenture or agreement of the trust relating to insurance.

                         None.

VII.     POLICY OF REGISTRANT

        52. (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

                  The responses to Items 10(g) and (h) are incorporated herein by reference with respect to the Company's right to substitute other investments for shares in any portfolio of the Fund.

              (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith.

                  (1) Title of security.

                  (2) Date of elimination.

                  (3) Reasons for elimination.

                  (4) The use of the proceeds from the sale of the eliminated security.

                  (5) Title of security substituted, if any.

                  (6) Whether depositor, principal underwriter, trustee or
                      custodian or any affiliated persons of the foregoing were involved in the transaction.

                  (7) Compensation or remuneration received by each such person directly or indirectly as a result of the transaction.

                          Not applicable.

         (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

              (1) the grounds for elimination and substitution;

              (2) the type of securities which may be substituted for any underlying security;

              (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries;

              (4) whether such substituted securities may be the securities of another investment company; and

              (5) the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

                           See response to Items 10(g) and 10(h).

         (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

                           None.

      REGULATED INVESTMENT COMPANY

      53. (a) State the taxable status of the trust.

                           The Company is presently taxed as a life insurance company under subchapter L of the Internal Revenue Code of 1986. The Company will include the operations of the Separate Account in its tax return. The Company does not initially expect to incur any income tax upon the operations of the Separate Account. If, however, it determines that it may incur such taxes, it may assess a charge for those taxes from the Separate Account.

          (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

                           Not applicable. See response to Item 53(a).

VIII. FINANCIAL AND STATISTICAL INFORMATION

      54. If the trust is not the issuer of periodic payment plan certificates furnish the following information with respect to each class or series of its securities: At the end of each of registrant's past 10 fiscal years:

         (i) Year;

         (ii) Total number of shares;

         (iii) Asset value per share;

         (iv) Dividends paid per share.

                           Not applicable.

     55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust. [form of transcript omitted]

                           Not applicable.

     56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust. [form of schedule omitted]

                           Not applicable.

     57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust. [form of table omitted]

                           Not applicable.

     58. If the trust is the issuer of periodic payment plan certificates furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date. [form of table omitted]

                           Not applicable.

     59. Financial Statements

     FINANCIAL STATEMENTS OF THE TRUST

         Not applicable. The trust has not commenced operations.

     FINANCIAL STATEMENTS OF THE DEPOSITOR

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         The financial statements of the Company will be contained in a pre-effective amendment to the registration statement on Form S-6 filed by the Registrant pursuant to the Securities Act of 1933. At that point, they will be incorporated by reference.

IX.  EXHIBITS

     A. (1) Resolution of the Board of Directors of Lincoln Life & Annuity Company of New York authorizing establishment of the Separate Account.

         (2) Not applicable.

         (3) (a) Form of Principal Underwriting Agreement between American Funds Distributors and Lincoln Life & Annuity Company of New York

                 Incorporated by reference to Exhibit 1.(3)(a) of Pre-Effective Amendment No. 1 to Registration Statement No 333-40745, 811-05164 [Account F-ALEB] on Form S-6, Filed April 28, 1998, Except that the following sections are not incorporated by
                 Reference: Paragraph 9, Paragraph 15, the Schedule of Commission to Dealers and Remuneration to AFD, and Exhibit 1(3)(c).

             (b) Form of Selling Group Agreement *

             (c) Commission Schedule for Variable Life Policies *

        (4)  Not applicable.

        (5)  (a) Proposed Form of Policy **

             (b) Optional Methods of Settlement Rider

             (c) Forms of Application *

        (6) (a) Articles of Incorporation of Lincoln Life & Annuity Company of New York are incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-38007) filed on October 16, 1997.

             (b) Bylaws of Lincoln Life & Annuity Company of New York are
                 incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-38007) filed on October 16, 1997.

        (7)  Not applicable.

        (8) Form of Fund Participation Agreement between Lincoln Life & Annuity Company of New York and American Funds Insurance Series is incorporated herein by reference to Exhibit 1.(8) of Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6 (File No. 333-40745, 811-05164 [Account F-ALEB] filed on April 28, 1998.

        (9) (a) Form of Service Agreement between Delaware Management Company, Inc., Delaware Service Company and Lincoln Life & Annuity Company of New York is incorporated herein by reference to the Initial Registration Statement on Form S-6 (File No. 333-40745, 811-05164) [Account F-ALEB] filed on November 21, 1997.

        (9) (b) Form of Indemnification Agreement between Capital Research and Management Company and Lincoln Life & Annuity Company of New York is incorporated herein by reference to Exhibit 1. (9)(b) of Pre-Effective Amendment No. 1 to Registration Statement No. 333-40745, 811-05164 [Account F-ALEB] on Form S-6, filed April 28, 1998.

        (10) See Exhibit 1(5)(c)

        (11) Consent of Independent Accountants *

        (12) Opinion and Consent of Counsel *

        (13) Actuarial Opinion and Consent *

        (14) Procedures Memorandum pursuant to Rule 6e-3(T)(b)(12)(iii)*

                                       21

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    * Exhibits to be contained in a pre-effective amendment to the registration statement on Form S-6 filed by the registrant pursuant to the Securities Act of 1933, and which will at that point be incorporated herein by reference.

    **Incorporated herein by reference from the registration statement for the Separate Account on Form S-6.

    B.  (1) Not applicable.

        (2) Not applicable.

    C.  Not applicable.

       Pursuant to the requirements of the Investment Company Act of 1940, the Depositor of the Registrant has caused this Registration Statement to be duly signed on behalf of the registrant in the Hartford and State of Connecticut on the 31st day of January, 2002.

                 LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT Y (Name of Registrant)


[SEAL]           BY:    LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
                        (Depositor)


                 BY:    /s/ Gary W. Parker       ,
                        -------------------------
                        Second Vice President
                        Lincoln Life & Annuity Company of New York
Attest:

/s/ Christine S. Frederick, Esq.
--------------------------------



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